UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PERINI CORPORATION
(Exact name of registrant as specified in charter)

     Massachusetts                                                                                                                                                       04-1717070
(State or other jurisdiction                                                                                                                                        (IRS employer
     of incorporation)                                                                                                                                                    identification no.)

73 Mt. Wayte Avenue, Framingham, MA                                                                                                               01701
(Address of principal executive offices)                                                                                                                  (Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [    ]

Securities to be registered pursuant to Section 12(b) of the Act:

                                                                                                                                                           Name of each exchange
                     Title of each class                                                                                                               on which each
                     to be so registered                                                                                                     class is to be registered
     Common Stock, $1.00 par value per share                                                                              New York Stock Exchange

Associated Series A Junior Participating Cumulative                                                               New York Stock Exchange
          Preferred Stock Purchase Rights

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

The following is a description of the common stock, $1.00 par value per share (the “Common Stock”), and Associated Series A Junior Participating Cumulative Preferred Stock Purchase Rights of Perini Corporation (the “Company”). This summary is qualified by reference to the actual provisions of the Company’s Restated Articles of Organization, as amended (the “Charter”), and Amended and Restated Bylaws, as amended (the “Bylaws”), copies of which have been filed with the Securities and Exchange Commission.

Common Stock

Subject to the rights of the holders of preferred stock then outstanding, holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors in its discretion out of funds legally available therefor. Upon the Company’s liquidation or dissolution, the holders of Common Stock are entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding.

The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. The payment of dividends on the Common Stock is subject to the prior payment of dividends on any outstanding preferred stock. Further, the Company’s revolving credit facility, as well as certain other agreements, provides for, among other things, maintaining minimum working capital and tangible net worth levels and limitations on indebtedness, all of which could impact the Company’s ability to pay dividends.

Shareholder Rights Plan

The Company adopted a Shareholder Rights Plan pursuant to which the Company issued one preferred stock purchase right (“Rights”) for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”), at a cash exercise price of $100 per unit, subject to adjustment. Each share of Series A Preferred Stock will be entitled to receive a minimum preferential quarterly dividend equal to the greater of $20.00 or 100 times the dividend payable to holders of shares of Common Stock. In the event of a liquidation, no distribution shall be made (x) to the holders of stock ranking junior to the Series A Preferred Stock unless, prior thereto, the holders of Series A Preferred Stock receive a distribution equal to the greater of $10,000.00 or 100 times the payment made for each share of Common Stock or (y) to the holders of any other class or series of stock ranking on a parity (either as to dividends or liquidation preferences) with the Series A Preferred Stock except distributions made ratably on the Series A Preferred Stock and all other such parity stock in proportion to the total amounts to which holders of all such shares are entitled upon a liquidation. The Series A Preferred Stock ranks junior to the Company’s $21.25 Convertible Exchangeable Preferred Stock with respect to dividends and liquidation preferences but senior to the Common Stock. The Shareholder Rights Plan may have the effect of delaying, deferring or preventing a change in control of the Company. EquiServe Trust Company, N.A. (as successor to State Street Bank and Trust Company) is the agent for the Rights. Currently, the Rights are not exercisable and are attached to all outstanding shares of Common Stock. No separate Right certificates will be distributed until the distribution date. Upon occurrence of the distribution date, the Rights will separate from the Common Stock.

Under the Shareholder Rights Plan, the “distribution date” is defined as the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons is an acquiring person (the date of said announcement being referred to as the “stock acquisition date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person, or (iii) the declaration by the Board of Directors that any person is an adverse person.

Under the Shareholder Rights Plan, an “acquiring person” is defined as a person or group of affiliated or associated persons (other than the Company and certain of its affiliates and other exempted persons) that has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock.

Under the Shareholder Rights Plan, an “adverse person” is defined as any individual, group, firm, corporation, partnership or other entity (other than the Company and certain of its affiliates and other exempted persons) declared to be an adverse person by the Board of Directors upon a determination of the Board of Directors that the criteria set forth in the Shareholder Rights Plan apply to such individual, group or entity.

In the event that a stock acquisition date occurs or the Board of Directors determines that a person is an adverse person, proper provision will be made so that after the distribution date each holder of a Right will thereafter have the right to receive upon exercise that number of units of Series A Preferred Stock having a market value of two times the exercise price of the Right, such right hereafter referred to as the “subscription right.” In the event that, at any time following the stock acquisition date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company’s assets or earning power is sold, after the distribution date each holder of a Right shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a market value equal to two times the exercise price of the Right, such right hereafter referred to as a “merger right.” The holder of a Right will continue to have the merger right whether or not such holder has exercised the subscription right. Rights that are or were beneficially owned by an acquiring person or an adverse person may (under certain circumstances specified in the Shareholder Rights Plan) become null and void. At any time after a stock acquisition date occurs or the Board of Directors determines that a person is an adverse person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or units of preferred stock at an exchange ratio of one share of Common Stock or one unit of preferred stock per Right.

The Rights may be redeemed in whole, but not in part, at a price of $0.02 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at any time prior to the date on which a person is declared to be an adverse person, the tenth day after the stock acquisition date or the occurrence of an event giving rise to the merger right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price. Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder, including the right to vote or to receive dividends).

On January 17, 1997, the Board of Directors amended the Shareholder Rights Plan to (i) permit the acquisition of the Company’s Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”) by certain investors, any additional preferred stock issued as a dividend thereon, any Common Stock issued upon conversion of the Series B Preferred Stock and certain other events without triggering the distribution of the Rights and (ii) extend the expiration date of the Shareholder Rights Plan from September 23, 1998 to January 21, 2007. In addition, the Board of Directors amended the Shareholder Rights Plan, effective March 29, 2000, to permit certain transactions relating to the exchange of the Series B Preferred Stock for Common Stock and the purchase of Common Stock by certain investors and certain other events without triggering the distribution of the Rights.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Plan, which is incorporated herein by reference.

Massachusetts Anti-Takeover Laws

The Company is subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction which results in the stockholder becoming an interested stockholder, unless:

  the Board of Directors approves the business combination or transaction which results in the stockholder becoming an interested stockholder prior to such event;

  the interested stockholder acquires at least 90% of the Company’s outstanding voting stock, excluding shares held by certain of the Company’s directors who also serve as officers and by certain employee stock plans, at the time it becomes an interested stockholder; or

  the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock at a meeting of stockholders, excluding shares held by the interested stockholder.

The Massachusetts General Laws defines the term “business combination” to include a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is generally a person who, together with affiliates and associates, owns, or within three years, owned, 5% or more of the Company’s voting stock.

The Bylaws include a provision excluding the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled “Regulation of Control Share Acquisitions.” In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors may amend the Bylaws at any time to subject the Company to this statute prospectively.

Certain Anti-takeover Provisions of the Charter and Bylaws

The Charter and Bylaws contain provisions which may prevent, discourage or delay any change in the control of Perini and may make it more difficult to remove a member of the Board of Directors or management. These provisions include:

Blank Check Preferred Stock

The Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of Perini.

Staggered Board of Directors

Massachusetts General Laws Chapter 156B, Section 50A requires publicly-held Massachusetts corporations, such as Perini, to have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute’s coverage. The Board of Directors is currently divided into three classes. Each class of directors serves a three-year term. The classification of Directors could have the effect of making it more difficult for the Company’s stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of the Board.

Director Removal and Vacancies

Pursuant to the Bylaws, stockholders may effectuate the removal of a director only for cause and with the affirmative vote of the majority of shares outstanding and entitled to vote. Vacancies in the Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office.

Meeting of Stockholders

The Bylaws provide that a special meeting of stockholders may be called by the Company’s Chairman, President, the Board of Directors, or upon written application of one or more stockholders who hold at least 40% of the Common Stock entitled to vote at such meeting. In addition, the Bylaws include advance notice and information requirements and time limitations on any director nomination or any new proposal which a stockholder desires to make at an annual meeting of stockholders.

Limitation on Liability and Indemnification of Directors and Officers

The Charter provides that no director shall be personally liable to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith, for acts or omissions involving intentional misconduct or a knowing violation of law or for any transaction, or for any transaction from which the director derived an improper personal benefit. The Bylaws provide that the Company’s directors and officers will be indemnified against liabilities that arise from their service as directors and officers, subject to certain exceptions. The Company has entered into agreements with its directors and officers that also provide for such indemnification and expenses and liability reimbursement. The Company has obtained insurance which insures its directors and officers against certain losses and which insures the Company against obligations to indemnify the directors and officers.

Item 2. Exhibits.

  Restated Articles of Organization (incorporated by reference to Exhibit 4 to Form S-2 (File No. 33-28401) filed on April 28, 1989).

  Articles of Amendment to the Restated Articles of Organization of Perini Corporation (incorporated by reference to Exhibit 3.2 to Form S-1 (File No. 333-111338) filed on December 19, 2003).

  Articles of Amendment to the Articles of Organization of Perini Corporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed on April 12, 2000).

  Certificate of Vote of Directors Establishing a Series of a Class of Stock determining the relative rights and preferences of the $21.25 Convertible Exchangeable Preferred Stock (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-2 (File No. 33-14434) filed on June 19, 1987).

  Certificate of Vote of Directors Establishing a Series of a Class of Stock determining the relative rights and preferences of the Series A Junior Participating Cumulative Preferred Stock (incorporated by reference to Exhibit 4.2 to Form S-1 (File No. 333-111338) filed on December 19, 2003).

  Amended and Restated Bylaws of Perini Corporation (incorporated by reference to Exhibit 3.2 of Form 8-K (File No. 001-06314) filed on February 14, 1997).

  Amendment No. 1 to the Amended and Restated Bylaws of Perini Corporation (incorporated by reference to Exhibit 3.2 to Form 8-K filed on April 12, 2000).

  Registration Rights Agreement by and among Perini Corporation, Tutor-Saliba Corporation, Ronald N. Tutor, O&G Industries, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations, and The Union Labor Life Insurance Company, acting on behalf of its Separate Account P, dated as of March 29, 2000 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on April 12, 2000).

  Letter Agreement by and among Perini Corporation, Blum Capital Partners, L.P., PB Capital Partners, L.P. and The Common Fund for Non-Profit Organizations, dated as of December 1, 2003 (incorporated by reference to Exhibit 4.14 to Form S-1 (File No. 333-111338) filed on December 19, 2003).

  Shareholders' Agreement by and among Perini Corporation, Tutor-Saliba Corporation, Ronald N. Tutor, O&G Industries, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations, and The Union Labor Life Insurance Company, acting on behalf of its Separate Account P, dated as of March 29, 2000 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on April 12, 2000).

  Shareholder Rights Agreement dated as of September 23, 1988, as amended and restated as of May 17, 1990, as amended and restated as of January 17, 1997, between Perini Corporation and State Street Bank and Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registration Statement on Form 8-A/A filed on January 29, 1997).

  Amendment dated March 29, 2000 to the Shareholder Rights Agreement (incorporated by reference to Exhibit 4.3 to Form 8-K filed on April 12, 2000).

  Warrantholders Rights Agreement by and among Perini Corporation and the former lenders of Perini Corporation, dated January 17, 1997 (incorporated by reference to Exhibit 4.15 to Form S-1 (File No. 333-111338) filed on December 19, 2003).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                                 PERINI CORPORATION

Date: March 24, 2004                            By: /s/ Robert Band
                                                                 Robert Band
                                                                 President and Chief Operating Officer